RENESOLA LTD

August 29, 2011

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Eric Atallah, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd Form 20-F for the year ended December 31, 2010 Filed March 8, 2011 File No. 1-33911

Dear Mr. Vaughn, Mr. Atallah and Mr. James,

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comment contained in the letter dated August 19, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2010 Form 20-F.

Form 20-F for the year ended December 31, 2010

Note 19 – Segment Reporting, page F-39

1.
We note from your response to prior comment 3 that you are not providing asset information by segment because this information is not provided to your chief operating decision maker. Please explain to us why you believe that the fact that this information is not provided to your chief operating decision maker is a basis for not providing the disclosure set forth FASB ASC 280-10-50-22. Revise future filings as appropriate to comply.

The Company respectively advises the Staff that it has considered the disclosure requirements set forth in ASC 280-10-50-22, which specifies that a public entity should report a measure of total assets for each reportable segment.  As noted in the Company's previous response, the Company's chief operating decision maker is not provided with asset information by segment.  Accordingly, in determining what "measure" of total assets by segment the Company may be required to produce for purposes of complying with this disclosure guidance, the Company evaluated the additional guidance provided for in ASC 280-10-50-27, which states, in part, as follows:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.

ASC 280-10-50-27 continues, by stating, in part, as follows:

Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on reasonable basis.

As such, the Company concluded that the measurement guidance precludes the Company from disclosing assets by segments, since no measure of assets is used by the chief operating decision maker.

For the avoidance of doubt, the Company further considered the guidance in ASC 280-10-55-14, which states, in part, as follows:

However, this example is applicable to any similar situation. That is, if the amounts of the items required by paragraphs 280-10-50-22 and 280-10-50-25 are included by segment in reports that are regularly provided to the chief operating decision maker, even though they are not included in the measure of segment profit or loss or in the determination of segment assets, as applicable, that is reviewed by the chief operating decision maker, then disclosure of those amounts is required.

The Company respectfully advises the Staff that no asset information is included in segment reports regularly provided to the chief operating decision maker.

The Company considered the guidance in ASC 280-10-50-26, which states the following:

If no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed.

Accordingly, the Company has concluded that it is not required to prepare and disclose asset information for purposes of complying with ASC 280 as such information is not included in segment reports used by or provided to the Company's chief operating decision maker.  In response to the Staff's comment, the Company will revise future filings to disclose the reason why asset information by segment is not provided in accordance with ASC 280-10-50-26.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at +86 (573) 8477-3321, or our U.S. counsel, Benjamin Su of Kirkland & Ellis at (852) 3761-3306.

Very truly yours,

By:	/s/ Henry Wang
Name: Henry Wang
Title: Chief Financial Officer

cc:	David Zhang, Kirkland &Ellis
Benjamin Su, Kirkland & Ellis